Exhibit 99.2

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 3 November 2003 that on the same day the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 1,104 Ordinary Shares at a price of £1.3583 per share.

Following the disposal, 57,859,123 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.